Exhibit 99.1

Core AI Holdings Appoints Arie Goor as Chief Financial Officer

Appointment Strengthens Financial Leadership as Company Executes Growth Strategy

MIAMI, FL — July 7, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI”), a global AI technology and infrastructure company, today announced the appointment of Arie Goor, CPA, MBA, as its Chief Financial Officer, effective July 1, 2026.

Mr. Goor, 43, joins Core AI Holdings with more than 15 years of executive financial leadership experience spanning corporate finance, capital markets, strategic transactions, and financial management across the biotechnology, medical device, and technology sectors. His appointment further strengthens the Company’s executive leadership team as Core AI continues to scale its operations, expand its market presence, and execute its long-term growth strategy.

“We are pleased to welcome Arie to Core AI Holdings,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “Arie brings a proven track record of financial leadership, capital markets expertise, and strategic execution that will be invaluable as we continue to scale our business. His extensive experience leading public companies, executing complex financing transactions, and strengthening financial operations makes him an outstanding addition to our executive team. We look forward to benefiting from his leadership as we drive shareholder value and capitalize on the significant opportunities ahead.”

Prior to joining Core AI Holdings, Mr. Goor served as Chief Financial Officer of Regentis Biomaterials (NYSE: RGNT), a regenerative medicine company, from October 2022 until January 2026, and Chief Financial Officer of Revium Rx (Revium Recovery) from June 2023 until May 2026. Throughout his career, he has successfully led numerous initial public offerings and cross-border capital markets transactions on major global exchanges, including NASDAQ, the Australian Securities Exchange (ASX), the TSX Venture Exchange (TSXV), and the Tel Aviv Stock Exchange (TASE).

Mr. Goor also serves as financial advisor to publicly traded companies, including Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) and Polyrizon Ltd. (NASDAQ: PLRZ), advising management teams and boards on corporate finance, SEC reporting, governance, regulatory compliance, and capital markets strategy.

In his role as Head of the IPO and M&A Department at Shimony Financial Services, who he has been with since 2018, Mr. Goor advised numerous public and private companies on capital markets transactions, mergers and acquisitions, corporate finance, and strategic growth initiatives. He previously served as an Audit Manager at Ernst & Young, specializing in publicly traded and emerging growth companies.

“I am excited to join Core AI Holdings at such a pivotal stage in its growth,” said Mr. Goor. “The Company is well-positioned to capitalize on the expanding opportunities across the artificial intelligence landscape. I look forward to working closely with the leadership team and Board of Directors to strengthen the Company’s financial foundation, support strategic growth initiatives, and create long-term value for shareholders.”

Mr. Goor holds an MBA in Financial Management from Tel Aviv University and a B.A. in Accounting and Economics from the Hebrew University of Jerusalem. He has been a licensed Certified Public Accountant (CPA) since 2012.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value.

Core AI Investor Relations

ir@coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.